                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X] Form 40-F [  ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes[  ]  No  [X]

     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure on the resolutions of the extraordinary general meeting of the shareholders of the Company on October 21, 2003 approving, among other things, the issuance of new shares to an investor group led by Newbridge and AIG by way of a private placement, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on October 21, 2003;

         Exhibit 99.2: a corporate disclosure on the resignations of various outside directors and members of the audit committee of the Company, conditional upon the successful closing of the investment pursuant to the Investment Agreement dated September 9, 2003 between the Company and an investor group led by Newbridge and AIG, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on October 21, 2003;

         Exhibit 99.3: a corporate disclosure on the shareholder resolutions with respect to the appointment of various outside directors of the Company, conditional upon the successful closing of the investment pursuant to the Investment Agreement dated September 9, 2003 between the Company and an investor group led by Newbridge and AIG, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on October 21, 2003; and

         Exhibit 99.4: a fair disclosure on the resignation of In-Haeng Lee from his position as a representative director of the Company, conditional upon the successful closing of the investment pursuant to the Investment Agreement dated September 9, 2003 between the Company and an investor group led by Newbridge and AIG, filed with the KOSDAQ on October 21, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HANARO TELECOM, INC.



Date: October 22, 2003                  By:     /s/ Kyu June Hwang
                                            -----------------------------------
                                            Name:  Kyu June Hwang
                                            Title: Managing Director

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
99.1:             a corporate disclosure on the resolutions of the extraordinary general meeting of the shareholders of the Company on October
                  21, 2003 approving, among other things, the issuance of new shares to an investor group led by Newbridge and AIG by way of a private placement, filed with the Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") and the
                  Financial Supervisory Commission of Korea on October 21, 2003.

99.2: a corporate disclosure on the resignations of various outside directors and members of the audit committee of the Company, conditional upon the successful closing of the investment pursuant to the Investment Agreement dated September 9, 2003 between the Company and an investor group led by Newbridge and AIG, filed with the KOSDAQ and the Financial Supervisory
                  Commission of Korea on October 21, 2003.

99.3: a corporate disclosure on the shareholder resolutions with respect to the appointment of various outside directors of the Company, conditional upon the successful closing of the investment pursuant to the Investment Agreement dated
                  September 9, 2003 between the Company and an investor group led by Newbridge and AIG, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on October 21, 2003.

99.4: a fair disclosure on the resignation of In-Haeng Lee from his position as a representative director of the Company, conditional upon the successful closing of the investment pursuant to the Investment Agreement dated September 9, 2003 between the Company and an investor group led by Newbridge and AIG, filed with the KOSDAQ on October 21, 2003.

